SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                          QUINTILES TRANSNATIONAL CORP.
                                (Name of Issuer)
                    COMMON SHARES, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                   748767 10 0
                                 (CUSIP Number)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)**
                  [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This Schedule 13G was originally filed pursuant to Rule 13d-1(c), while this Amendment 2 is filed pursuant to Rule 13d-2(b).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 748767 10 0

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     1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons: Barrie Stevens Haigh

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     2)   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  [ ]
     (b)  [X]

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     3)   SEC Use Only

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     4)   Citizenship or Place of Organization: United Kingdom

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Number of Shares        5)  Sole Voting Power           4,474,986
Beneficially  Owned by  --------------------------------------------------------
Each Reporting  Person  6)  Shared Voting Power         0
With                    --------------------------------------------------------
                        7)  Sole Dispositive Power      4,474,986
                        --------------------------------------------------------
                        8) Shared Dispositive Power     0
                        --------------------------------------------------------

     9)   Aggregate   Amount   Beneficially   Owned  by  Each  Reporting  Person
          4,474,986(1)

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     10)  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions) N/A

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     11)  Percent   of  Class   Represented   by   Amount  in  Row  (9):  4.0%

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     12)  Type of Reporting Person (See Instructions): IN


----------
(1) In addition, Barrie Haigh and Stella Haigh own 100% of the units issued by the CF Vosmore Fund, a unit trust governed by English law, which owns 125,000 shares of Quintiles Transnational Corp.

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                                                                    Page 3 of 6
CUSIP No. 748767 10 0


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     1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons: Stella Dorothy Haigh

--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See  Instructions) :
          (a) [ ]
          (b) [X]

--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization: United Kingdom

--------------------------------------------------------------------------------
Number of Shares        5)  Sole Voting Power         0
Beneficially  Owned by  --------------------------------------------------------
Each Reporting  Person  6)  Shared Voting Power       0
With                    --------------------------------------------------------
                        7)  Sole Dispositive Power    0
                        --------------------------------------------------------
                        8) Shared Dispositive Power   0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person 0(2)

--------------------------------------------------------------------------------
     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

--------------------------------------------------------------------------------
     11)  Percent of Class Represented by Amount in Row (9): 0%

--------------------------------------------------------------------------------
     12)  Type of Reporting Person (See Instructions): IN

----------
(2) In addition, Stella Haigh and Barrie Haigh own 100% of the units issued by the CF Vosmore Fund, a unit trust governed by English law, which owns 125,000 shares of Quintiles Transnational Corp.

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                                                                    Page 4 of 6
CUSIP No. 748767 10 0


This  Amendment 2 to Schedule 13G (the  "Amendment 2") amends the Amendment 1 to
Schedule 13G (the "Amendment 1") filed with the Securities and Exchange Commission (the "Commission") on January 29, 1999 jointly by Barrie Stevens Haigh and Stella Dorothy Haigh (together the "Reporting Persons"), with respect to the common stock, par value $0.01 per share ("Shares"), of Quintiles Transnational Corp., a North Carolina corporation (the "Company"). Except as provided in Item 4, this Amendment 2 amends and restates Amendment 1 and the
Schedule 13G filed with the Commission on October 21, 1998 jointly by the Reporting Persons.


Item 1(a) Name of Issuer:

          Quintiles Transnational Corp.

Item 1(b) Address of Issuer's Principal Executive Offices:

          4709 Creekstone Dr.
          Riverbirch Building
          Suite 200
          Durham,  NC  27703-8411

Item 2(a) Name of Persons Filing:

          Barrie Stevens Haigh
          Stella Dorothy Haigh

Item 2(b) Address of Principal Business Office:

          For Barrie Stevens Haigh, the address of his principal business office is:
          Turville Court Estate
          Turville Heath
          Nr. Henley-on-Thames
          Oxon RG9
          6JT England

          Stella Dorothy Haigh has no business address.

Item 2(c) Citizenship:

          The citizenship of both Reporting Persons is the United Kingdom

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e) CUSIP Number:

          748767100
Item 3

          As stated on the coverpage, this Amendment 2 is being filed pursuant to Rule 13d-2(b).

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                                                                    Page 5 of 6
CUSIP No. 748767 10 0


Item 4     Ownership

          Item 4 is hereby amended and supplemented, in pertinent part, as follows:

          Each Reporting Person is deemed to beneficially own the number of Shares and, based on information contained in the most recent publicly available filings of the Company with the Commission, the percentage of outstanding Shares listed in the responses to Items 9 and 11 of pages two and three filed herewith relating to such Reporting Person. In addition, the numbers of Shares with respect to which each Reporting Person (i) has sole voting power, (ii) shares voting power,
          (iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 5, 6, 7 and 8, respectively, of pages two and three filed herewith relating to such Reporting Person.

          On March 5, 1999, Stella Dorothy Haigh transferred 374,370 shares to Barrie Stevens Haigh. On March 12, 1999, Barrie Stevens Haigh transferred 125,000 shares to the CF Vosmore fund, a unit trust governed by English law, which is 100% owned by Barrie Stevens Haigh and Stella Dorothy Haigh.

Item 5    Ownership of 5% or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6    Ownership of More than 5% on Behalf of Another Person

          N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          N/A

Item 8    Identification and Classification of Members of the Group

          N/A


Item 9    Notice of Dissolution of the Group

          N/A

Item 10   Certification

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                                    Page 6 of 6
CUSIP No. 748767 10 0


Signatures


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   February 14, 2000


                                                /s/ Barrie Stevens Haigh
                                                ------------------------------
                                                Barrie Stevens Haigh


                                                /s/  Stella Dorothy Haigh
                                                -------------------------------
                                                 Stella Dorothy Haigh


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